NO ACT

DC
PG
1-21-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042835

Received SEC

MAR 2 2 2008

Washington, DC 20549

March 22, 2008

Christopher A. Butner
Assistant Secretary and Counsel
Corporate Governance
Legal
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2008

Re: Chevron Corporation
Incoming letter dated January 21, 2008

Dear Mr. Butner:

This is in response to your letter dated January 21, 2008 concerning the shareholder proposal submitted to Chevron by the Wisconsin Province of the Society of Jesus; the New England Province of the Society of Jesus; the Detroit Province of the Society of Jesus; the Chicago Province of the Society of Jesus; the Maryland Province of the Society of Jesus; the Jesuits of the Missouri Province; the New York Province of the Society of Jesus; the New Orleans Province of the Society of Jesus; the Society of Jesus, Oregon Province; the California Province of the Society of Jesus; the Jesuit Fathers of Upper Canada; Creighton University; the University of San Francisco; Gesu Parish; the Benedictine Convent of Perpetual Adoration; the Benedictine Sisters of Virginia; the St. Scholastica Monastery; Mount St. Scholastica; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Dominic, Congregation of the Most Holy Name; the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas; the Sisters of the Holy Cross of Notre Dame, Indiana; the School Sisters of Notre Dame; the Sisters of St. Francis of Philadelphia; the Congregation of the Sisters of Saint Joseph of Chestnut Hill, Philadelphia; the Sisters of the Holy Spirit and Mary Immaculate; the Sisters of the Holy Names of Jesus and Mary U.S. - Ontario Province; the Sisters of Mercy of the Americas; Catholic Health East; Christus Health; Providence Trust; the Fetzer Institute; and the Sisters of St. Joseph in California. We also have received a letter on the proponents' behalf dated February 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or

PROCESSED

APR 0 1 2008

THOMSON
FINANCIAL

summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 21, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal Concerning Human Rights Policy from Chevron Corporation's 2008 Proxy Materials

Dear Sir or Madam:

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by the Wisconsin Province of the Society of Jesus and other co-filers (together, the "Proponent") from Chevron's 2008 definitive proxy materials. Chevron expects to file its definitive proxy materials on or about April 11, 2008. We are enclosing seven copies of this letter and its attachments and concurrently sending a complete copy to Ms. Anna Bradley, the Proponent's representative.

Summary

We respectfully submit that Chevron may exclude the 2008 Proposal from its definitive proxy materials pursuant to Rule 14a-8(i)(10) (substantially implemented) because Chevron has adopted a *Human Rights Statement* that, together with the ancillary declarations referred to in the *Statement*, Chevron's internal training and compliance programs, and its web site content and annual Corporate Responsibility Report to stockholders, accomplishes the essential objectives of the 2008 Proposal. We respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its definitive proxy materials.

The 2008 Proposal

The 2008 Proposal is entitled "Human Rights—Develop and Adopt Policy" and the resolution reads as follows:

> RESOLVED: Shareholders request the Board adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October 2008. The report to be prepared at reasonable expense, omitting proprietary information.

A copy of the 2008 Proposal, its supporting statement and the Proponent's related correspondence is attached to this letter as **Exhibit A**.

Basis for Excluding the 2008 Proposal—Rule 14a-8(i)(10) (Substantially Implemented)

The 2008 Proposal may be excluded from Chevron's 2008 definitive proxy materials pursuant to Rule 14a-8(i)(10) (substantially implemented) because Chevron has adopted a *Human Rights Statement* that, together with the ancillary declarations referred to in the *Statement*, Chevron's internal training and compliance programs, and its web site content and annual Corporate Responsibility Report to stockholders, accomplishes the essential objectives of the 2008 Proposal.

A. The Substantially Implemented Standard.

Under Rule 14a-8(i)(10), a stockholder proposal can be excluded form a company's proxy statement "if the company has substantially implemented the proposal." The underlying purpose of Rule 14a-8(i)(10) (as stated in connection with its predecessor rule) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976).

In its 1983 amendments to the proxy rules, the Securities and Exchange Commission (the "Commission") specifically abandoned its position under the predecessor to Rule 14a-8(i)(10) that exclusion was permitted only if a company had "fully effected" the proposal, finding that this strict "formalistic application" of the provision "defeated its purpose." Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983) (the "1983 Release"). The 1998 amendments to the proxy rules, which implemented the current Rule 14a-8(i)(10), reaffirmed this position. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected." Were this not so, and Rule 14a-8(i)(10) applied too strictly, proponents could evade the purpose of the rule merely by including some element in the proposal that differs from the company's policies or practice.

Staff responses to requests for no-action relief confirm that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991). Thus, the Staff will permit a company to exclude a proposal under Rule 14a-8(i)(10) when the company can demonstrate that it has already taken actions to address the essential objectives of a stockholder proposal. For example, in *Freeport-McMoRan Copper & Gold Inc.* (available Mar. 5, 2003) the Staff concurred that the company could exclude from its proxy materials a proposal requesting that the company (1) amend its social and human rights policy in certain respects, (2) establish systems for monitoring compliance, (3) report credible accusations of human rights violations and (4) issue a report to stockholders on implementing the proposed programs. Freeport-McMoRan successfully argued that its current policy and related compliance programs compared favorably with the proposal and that its annual Economic, Social and Environmental Report accomplished the essential reporting objectives of the proposal.

The Staff has granted similar requests for no-action relief when the company could demonstrate that it had already established policies similar to those proposed and was already reporting to stockholders on implementing and performance under the policy. See, for example, *Exxon Mobil Corp.* (available Mar. 17, 2006) (proposal requesting that the company establish policies designed to achieve the long-term goal of making the company the recognized leader in low-carbon emissions in both production and products); *The Talbots, Inc.* (available Apr. 5, 2002) (proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization ("ILO") standards); *The Gap, Inc.* (available Mar. 16, 2001) (proposal requesting report on child labor practices of company's suppliers where company had established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with stockholders); *Kmart Corporation* (available Feb. 23, 2000) (proposal requesting report on vendor standards and compliance programs). But, see, *Cisco Systems, Inc.* (available Aug. 31, 2005) (prohibiting exclusion of proposal requesting board report on implementation of a human rights policy, apparently because, although company had adopted a human rights policy, it had not published any information regarding implementation of policy); *V.F. Corporation* (available Feb. 13, 2004) (prohibiting exclusion of proposal requesting adoption and enforcement of human rights policy based on ILO conventions, apparently because, although company had adopted code of business conduct, global compliance programs and participated in various programs and associations, it had not acted on each of the specific ILO principles in the proposal).

B. Chevron has substantially implemented the 2008 Proposal.

The 2008 Proposal requests that Chevron adopt a "comprehensive, transparent, verifiable human rights policy" and report to stockholders on implementing the policy. The ten introductory or "whereas" clauses include Proponent's suggestions for the substantive topics that "a comprehensive policy" should address, namely:

- "rights to equal opportunity and non-discriminatory treatment";
- "security of persons";
- "worker rights, including association, collective bargaining and safe/ healthy workplaces";
- "rights of indigenous peoples";
- "economic, social and cultural rights";
- "the right to development";
- "adequate food and drinking water";
- "the right to health and environmental protection" and;
- "actions to prevent, investigate, report and mediate."

In early 2006, Chevron adopted a comprehensive *Human Rights Statement*. A copy of the *Statement* is attached to this letter as **Exhibit B** and is also publicly available on Chevron's web site.[1] The online version of the *Statement* appears together with an extensive narrative and

[1] See www.chevron.com/globalissues/human rights/.

hyperlinks to Chevron's annual Corporate Responsibility Report, the Voluntary Principles on Security and Human Rights, and The Chevron Way.

Chevron's *Statement* includes specific commitments to upholding universally accepted human rights principles and condemns human rights abuses. The *Statement* further addresses Chevron's human rights commitment in the context of human rights for employees, communities and operational security. Importantly, the *Statement* expressly affirms that Chevron recognizes and adheres to (a) the United Nations' Universal Declaration of Human Rights (attached as **Exhibit C**), (b) the International Labor Organization's Declaration on Fundamental Principles and Rights at Work (attached as **Exhibit D**), (c) the Global Sullivan Principles (attached as **Exhibit E**), and (d) the Voluntary Principles on Security and Human Rights (attached as **Exhibit F**). While the Proponent may object to the length of Chevron's *Statement*, the inclusion or incorporation by reference of the above mentioned declarations significantly strengthens and broadens the scope of Chevron's *Statement*. Indeed, when considered together with these declarations, Chevron's *Statement* actually addresses all of the substantive components of the "comprehensive policy" suggested by Proponent.

The following table is an abbreviated version of **Exhibit G** to this letter and demonstrates that Chevron's *Statement* and the declarations referred to in the *Statement* compare favorably with the 2008 Proposal.

2008 Proposal	**Chevron *Human Rights Statement***	**Universal Dec. of Human Rights**	**ILO Dec. on Fund. Principles and Rights at Work**	**Global Sullivan Principles**	**Voluntary Principles on Security and Human Rights**
rights to equal opportunity and non-discriminatory treatment	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We treat our employees with respect and dignity. We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles. These include prohibiting child labor, forced labor, and discriminatory behavior, as well as recognizing the rights of freedom of association and collective bargaining."	**Covered.**	**Covered.**	**Covered.**	**Covered.**
security of persons	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights."	**Covered.**		**Covered.**	**Covered.**

2008 Proposal	Chevron *Human Rights Statement*	Universal Dec. of Human Rights	ILO Dec. on Fund. Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
	"We provide security in a manner consistent with the Voluntary Principles on Security and Human Rights. When we operate in locations where there is a conflict, our primary responsibility is to preserve the safety of our employees. To the extent feasible, we seek to benefit the communities in these conflict areas."				
worker rights, including association, collective bargaining and safe/ healthy workplaces	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We treat our employees with respect and dignity. We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles. These include prohibiting child labor, forced labor, and discriminatory behavior, as well as recognizing the rights of freedom of association and collective bargaining."	**Covered.**	**Covered.**	**Covered.**	
rights of indigenous peoples	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We value and respect the cultures and traditions of the many communities in which we work. We consult actively with a diverse range of knowledgeable stakeholders to build upon our understanding of the human rights issues present in our operating environments." "We engage with key stakeholders—including representatives and civil society on [human rights] issues."	**Covered.**		**Covered.**	**Covered.**
economic, social and cultural rights	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and	**Covered.**	**Covered.**	**Covered.**	

2008 Proposal	Chevron *Human Rights Statement*	Universal Dec. of Human Rights	ILO Dec. on Fund. Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
	respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We value and respect the cultures and traditions of the many communities in which we work. We consult actively with a diverse range of knowledgeable stakeholders to build upon our understanding of the human rights issues present in our operating environments." "We engage with key stakeholders—including representatives and civil society on [human rights] issues."				
right to development	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."	**Covered.**	**Covered.**	**Covered.**	
adequate food and drinking water	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."	**Covered.**		**Covered.**	
right to health and environmental protection	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We adhere to all applicable domestic laws and to the	**Covered.**	**Covered.**	**Covered.**	

2008 Proposal	Chevron *Human Rights Statement*	Universal Dec. of Human Rights	ILO Dec. on Fund. Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
	internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."				
actions to prevent, investigate, report and mediate	"We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."			**Covered.**	**Covered.**

In addition to adopting the Statement, Chevron has instituted internal training and compliance programs that, together with Chevron's annual Corporate Responsibility Report to stockholders, compare favorably with the "procedural" aspects of the 2008 Proposal, e.g. "management accountability," "specific goals," "performance metrics," "reporting," and "evaluation guidelines." On its website,[2] Chevron has noted that:

> We provide various forms of support to the communities where we work: (a) [w]e consult actively with a diverse range of knowledgeable community members to build upon our understanding of the human rights issues in our operating environments; (b) [w]e work to build human and institutional capacity in ways that stimulate economic growth and enable communities to prosper; (c) [w]e provide community engagement programs targeted at three areas: basic human needs, education and vocational training, and support for small business development. We believe that constructive engagement and close coordination with our partners help make these programs sustainable. Chevron encourages and welcomes community engagement and participation in our programs regardless of race, ethnic or tribal affiliations.
>
> In addition, our Environmental, Social and Health Impact Assessment process is based on understanding the communities where we work and respecting their traditions and cultures. We also seek community input to design and implement community engagement programs that are consistent with local needs.

Moreover, in 2006, Chevron developed a training program concurrent with the release of its *Human Rights Statement*. This program contains an overview of the definition of human rights and of the international documents described above and voluntary initiatives that support human rights. It also outlines how human rights can be supported in the context of Chevron's role as a

[2] See www.chevron.com/globalissues/humanrights/.

member of society. More than 1,500 employees have completed the training. The *Statement* will also be incorporated into Chevron's revised Business Conduct and Ethics Code to be released in early 2008.

Chevron has also instituted numerous other policies and programs designed to compliment the *Statement*, such as corporate policies respecting nondiscrimination, freedom of association, HIV/ AIDS, employee hotlines and ombudsman services.

In its 2006 Corporate Responsibility Report (the relevant portions of which are attached to this letter as **Exhibit H)**, Chevron similarly reported that it:

- accomplished its previously stated goal to "develop practical training to support our *Human Rights Statement's* deployment" (page 8);
- launched a human rights training program for employees and completed the training of over 1,200 employees (pages 9 and 25);
- held training workshops for all global security advisors on the Voluntary Principles on Security and Human Rights (pages 9 and 25);
- served on the core committee of the Global Sullivan Principles (pages 9 and 25); and
- committed to the continued roll-out of the Human Rights Statement and employee training (pages 9 and 25).

These excerpts are but samples of Chevron's efforts to inform stockholders and the general public of its commitment to and progress on human rights issues. Chevron's 2007 Corporate Responsibility Report will be published in early 2008 and will again include a report on Chevron's progress on training its employees, promoting accountability and fostering programs and practices to address human rights issues.

As noted above, the underlying purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). We respectfully submit that an objective comparison of the 2008 Proposal with Chevron's *Human Rights Statement* that, together with the ancillary declarations referred to in the *Statement*, Chevron's internal training and compliance programs, and its web site content and annual Corporate Responsibility Report to stockholders, demonstrates that Chevron has already addressed the essential objectives of the 2008 Proposal. Having done so, it is therefore not necessary for stockholders to reconsider the proposed human rights policy.

Request for Confirmation of No-Action

For the reasons cited above, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the 2008 Proposal from its 2008 definitive proxy materials.

If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Ms. Anna Bradley, can be reached by email at abradley@jesuit.org.

Please acknowledge receipt of this letter and the enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc Lydia I. Beebe
Charles A. James

EXHIBIT A

LIB
NOV 08 2007

IHS

Wisconsin Province of the Society of Jesus

November 6, 2007

NOV 0 7 2007
LIB

Mr. David O'Reilly
Chairman and CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Mr. O'Reilly,

The Wisconsin Province of the Society of Jesus is a shareowner in Chevron Corporation. As religious investors, we seek to reflect our values, principles and mission in our investment decisions. Since January 2005, we, along with other concerned investors, have been in dialogue with Chevron employees regarding the development and implementation of a company global human rights policy.

We do not believe that the Human Rights Statement adopted by our Company in 2006 meets the standard for a comprehensive human rights policy. The substantial vote for our resolution at the last two annual meetings reinforces our belief that human rights concerns are widely held among Chevron shareholders. We request that the Board of Directors revisit the issue of developing such a human rights policy.

Therefore, we submit for consideration and action by the shareholders at the annual meeting, this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold at least $2000 worth of stock until after the next annual meeting.

As verification that we are beneficial owners of common stock in Chevron Corporation, I enclose a letter from our portfolio custodian attesting to this fact. Ms. Anna Bradley is your contact regarding this resolution. She can be reached by email at: abradley@jesuit.org or by post at the U.S. Jesuit Conference 1016 16th St. N.W. Suite #400, Washington, DC 20036.

We believe a comprehensive, transparent and verifiable human rights policy will help strengthen the internal Human Rights training effort as well as protecting shareholder value. It will provide specific mechanisms to support the values in the Human Rights statement and the Chevron Way.

Sincerely,

G. Thomas Krettek, S.J.

Rev. G. Thomas Krettek, S.J.
Provincial

cc: ICCR filers and staff
Maria Pica, Manager, Corporate Social Responsibility, Chevron Corporation

Ad Majorem Dei Gloriam.

3400 WEST WISCONSIN AVENUE P.O. BOX 080288 MILWAUKEE, WI 53208.0288
414.937.6949 WISPROV@JESUITSWISPROV.ORG WWW.JESUITSWISPROV.ORG

Human Rights – Develop and Adopt Policy
2008 Chevron Corporation

WHEREAS:

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Chevron operates in numerous areas that the U.S. State Department classifies as high-risk environments. Conditions in such areas continue to experience significant human rights violations, notably Burma and Nigeria. http://www.state.gov/g/drl/rls/hrrpt/2006/

This urgency is further highlighted by UN Special Representative John Ruggie, "The extractive sector – oil, gas, and mining – utterly dominate the sample of reported [Human Rights] abuses...The extractive industries also account for most allegations of the worst abuses, up to and including complicity in crimes against humanity, typically for acts committed by public and private security forces...large-scale corruption; violations of labor rights; and a broad array of abuses in relation to local communities." http://www.umn.edu/humanrts/business/RuggieReport2006.html

Chevron's brief one-page human rights statement does not prescribe the desired *action* that a comprehensive, transparent, verifiable human rights policy will achieve. While citing general values, the language is vague and lacks standard components regarding management accountability, specific goals, performance metrics, reporting and evaluation guidelines.

With growing public scrutiny regarding Human Rights, a defined policy will enhance corporate reputation, improve stakeholder relations and employee safety, and reduce the risks of adverse publicity, boycotts, divestment campaigns, sanctions and lawsuits.

Creating policies with meaning is the first skill necessary for operating in high-risk environments. ("Caught in Turbulence," *Foreign Direct Investment Magazine*, April 2007).

Other companies, including our extractive peers, are developing human rights policies. This effort is critical for responsible leadership and shareholder value. http://www.business-humanrights.org/Documents/Policies.

A comprehensive policy includes: rights to equal opportunity and non-discriminatory treatment; security of persons; worker rights including association, collective bargaining and safe/healthy workplaces; rights of indigenous peoples; economic, social and cultural rights, the right to development, adequate food and drinking water; and the right to health and environmental protection.

Chevron Chairman/CEO David O'Reilly correctly observes: "we are uniquely and powerfully positioned to deliver what millions of people worldwide long for – investment, jobs, a stable environment, healthy communities and a vibrant economy...This leadership must be rooted in action, not words." http://www.opec.org/opecna/Speeches/2006/OPEC_Seminar/PDF/David%20Oreilly2.pdf

We believe that an effective policy will also describe specific actions to prevent, investigate, report and mediate.

RESOLVED:

Shareholders request the Board to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation by October 2008.

The report to be prepared at reasonable expense, omitting proprietary information.

SUPPORTING STATEMENT:

Shareholders made their concerns clear through strong votes FOR this resolution in 2007 and 2006.

1. This policy will help avoid human rights violations and associated shareholder risks.

2. By avoiding incidents rather than reactively managing crises, Chevron safeguards its partner of choice status by stakeholders.

3. Chevron's corporate HIV/AIDS policy launched in 2005 clearly illustrates the strengths of a policy. Human Rights require the same attention.

EXHIBIT B

Chevron

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
+1.925.842.1000

www.chevron.com

Human Rights Statement

Chevron's values are the foundation of our business. As expressed in the Chevron Way, we conduct our business in a socially responsible and ethical manner. We support universal human rights, which benefits both our employees and the communities in which we operate. We condemn human rights abuses.

Although governments bear primary responsibility for safeguarding human rights, we believe that companies can play a positive role in contributing to the protection and promotion of human rights. To that end, we engage with key stakeholders – including representatives of governments and civil society – on these issues. We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights.

In particular, Chevron is committed to supporting human rights:

- *for our* ***Employees****.* We treat our employees with respect and dignity. We adhere to all applicable domestic laws, and to the internationally accepted labor principles articulated in the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles. These include prohibiting child labor, forced labor, and discriminatory behavior, as well as recognizing the rights to freedom of association and collective bargaining. We prefer business partners that treat their employees similarly.
- *in the many* ***Communities*** *in which we operate around the world.* We value and respect the cultures and traditions of the many communities in which we work. We consult actively with a diverse range of knowledgeable stakeholders to build upon our understanding of the human rights issues present in our operating environments.
- *in ensuring* ***Security*** *for our operations.* We provide security in a manner consistent with the Voluntary Principles on Security and Human Rights. When we operate in locations where there is conflict, our primary responsibility is to preserve the safety of our employees. To the extent feasible, we seek to benefit the communities in these conflict areas.

Wherever we operate, we will use this Statement as a framework to guide our decision-making and constructive engagement on human rights issues.

EXHIBIT C

all human rights for all

FIFTIETH ANNIVERSARY OF THE UNIVERSAL DECLARATION OF HUMAN RIGHTS

1948-1998

Universal Declaration of Human Rights

(other language versions)

Adopted and proclaimed by General Assembly resolution 217 A (III) of 10 December 1948

On December 10, 1948 the General Assembly of the United Nations adopted and proclaimed the Universal Declaration of Human Rights the full text of which appears in the following pages. Following this historic act the Assembly called upon all Member countries to publicize the text of the Declaration and "to cause it to be disseminated, displayed, read and expounded principally in schools and other educational institutions, without distinction based on the political status of countries or territories."

PREAMBLE

Whereas recognition of the inherent dignity and of the equal and inalienable rights of all members of the human family is the foundation of freedom, justice and peace in the world,

Whereas disregard and contempt for human rights have resulted in barbarous acts which have outraged the conscience of mankind, and the advent of a world in which human beings shall enjoy freedom of speech and belief and freedom from fear and want has been proclaimed as the highest aspiration of the common people,

Whereas it is essential, if man is not to be compelled to have recourse, as a last resort, to rebellion against tyranny and oppression, that human rights should be protected by the rule of law,

Whereas it is essential to promote the development of friendly relations between nations,

Whereas the peoples of the United Nations have in the Charter reaffirmed their faith in fundamental human rights, in the dignity and worth of the human person and in the equal rights of men and women and have determined to promote social progress and better standards of life in larger freedom,

Whereas Member States have pledged themselves to achieve, in co-operation with the United Nations, the promotion of universal respect for and observance of human rights and fundamental freedoms,

Whereas a common understanding of these rights and freedoms is of the greatest importance for the full realization of this pledge,

Now, Therefore THE GENERAL ASSEMBLY proclaims THIS UNIVERSAL DECLARATION OF HUMAN RIGHTS as a common standard of achievement for all peoples and all nations, to the end that every individual and every organ of society, keeping this Declaration constantly in mind, shall strive by teaching and education to promote respect for these rights and freedoms and by progressive measures, national and international, to secure their universal and effective recognition and observance, both among the peoples of Member States themselves and among the peoples of territories under their jurisdiction.

Article 1.

All human beings are born free and equal in dignity and rights.They are endowed with reason and conscience and should act towards one another in a spirit of brotherhood.

Article 2.

Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status. Furthermore, no distinction shall be made on the basis of the political, jurisdictional or international status of the country or territory to which a person belongs, whether it be independent, trust, non-self-governing or under any other limitation of sovereignty.

Article 3.

Everyone has the right to life, liberty and security of person.

Article 4.

No one shall be held in slavery or servitude; slavery and the slave trade shall be prohibited in all their forms.

Article 5.

No one shall be subjected to torture or to cruel, inhuman or degrading treatment or punishment.

Article 6.

Everyone has the right to recognition everywhere as a person before the law.

Article 7.

All are equal before the law and are entitled without any discrimination to equal protection of the law. All are entitled to equal protection against any discrimination in violation of this Declaration and against any incitement to such discrimination.

Article 8.

Everyone has the right to an effective remedy by the competent national tribunals for acts violating the fundamental rights granted him by the constitution or by law.

Article 9.

No one shall be subjected to arbitrary arrest, detention or exile.

Article 10.

Everyone is entitled in full equality to a fair and public hearing by an independent and impartial tribunal, in the determination of his rights and obligations and of any criminal charge against him.

Article 11.

(1) Everyone charged with a penal offence has the right to be presumed innocent until proved guilty according to law in a public trial at which he has had all the guarantees necessary for his defence.

(2) No one shall be held guilty of any penal offence on account of any act or omission which did not constitute a penal offence, under national or international law, at the time when it was committed. Nor shall a heavier penalty be imposed than the one that was applicable at the time the penal offence was committed.

Article 12.

No one shall be subjected to arbitrary interference with his privacy, family, home or correspondence, nor to attacks upon his honour and reputation. Everyone has the right to the protection of the law against such interference or attacks.

Article 13.

(1) Everyone has the right to freedom of movement and residence within the borders of each state.

(2) Everyone has the right to leave any country, including his own, and to return to his country.

Article 14.

(1) Everyone has the right to seek and to enjoy in other countries asylum from persecution.

(2) This right may not be invoked in the case of prosecutions genuinely arising from non-political crimes or from acts contrary to the purposes and principles of the United Nations.

Article 15.

(1) Everyone has the right to a nationality.

(2) No one shall be arbitrarily deprived of his nationality nor denied the right to change his nationality.

Article 16.

(1) Men and women of full age, without any limitation due to race, nationality or religion, have the right to marry and to found a family. They are entitled to equal rights as to marriage, during marriage and at its dissolution.

(2) Marriage shall be entered into only with the free and full consent of the intending spouses.

(3) The family is the natural and fundamental group unit of society and is entitled to protection by society and the State.

Article 17.

(1) Everyone has the right to own property alone as well as in association with others.

(2) No one shall be arbitrarily deprived of his property.

Article 18.

Everyone has the right to freedom of thought, conscience and religion; this right includes freedom to change his religion or belief, and freedom, either alone or in community with others and in public or private, to manifest his religion or belief in teaching, practice, worship and observance.

Article 19.

Everyone has the right to freedom of opinion and expression; this right includes freedom to hold opinions without interference and to seek, receive and impart information and ideas through any media and regardless of frontiers.

Article 20.

(1) Everyone has the right to freedom of peaceful assembly and association.

(2) No one may be compelled to belong to an association.

Article 21.

(1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.

(2) Everyone has the right of equal access to public service in his country.

(3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.

Article 22.

Everyone, as a member of society, has the right to social security and is entitled to realization, through national effort and international co-operation and in accordance with the organization and resources of each State, of the economic, social and cultural rights indispensable for his dignity and the free development of his personality.

Article 23.

(1) Everyone has the right to work, to free choice of employment, to just and favourable

conditions of work and to protection against unemployment.

(2) Everyone, without any discrimination, has the right to equal pay for equal work.

(3) Everyone who works has the right to just and favourable remuneration ensuring for himself and his family an existence worthy of human dignity, and supplemented, if necessary, by other means of social protection.

(4) Everyone has the right to form and to join trade unions for the protection of his interests.

Article 24.

Everyone has the right to rest and leisure, including reasonable limitation of working hours and periodic holidays with pay.

Article 25.

(1) Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services, and the right to security in the event of unemployment, sickness, disability, widowhood, old age or other lack of livelihood in circumstances beyond his control.

(2) Motherhood and childhood are entitled to special care and assistance. All children, whether born in or out of wedlock, shall enjoy the same social protection.

Article 26.

(1) Everyone has the right to education. Education shall be free, at least in the elementary and fundamental stages. Elementary education shall be compulsory. Technical and professional education shall be made generally available and higher education shall be equally accessible to all on the basis of merit.

(2) Education shall be directed to the full development of the human personality and to the strengthening of respect for human rights and fundamental freedoms. It shall promote understanding, tolerance and friendship among all nations, racial or religious groups, and shall further the activities of the United Nations for the maintenance of peace.

(3) Parents have a prior right to choose the kind of education that shall be given to their children.

Article 27.

(1) Everyone has the right freely to participate in the cultural life of the community, to enjoy the arts and to share in scientific advancement and its benefits.

(2) Everyone has the right to the protection of the moral and material interests resulting from any scientific, literary or artistic production of which he is the author.

Article 28.

Everyone is entitled to a social and international order in which the rights and freedoms set forth in this Declaration can be fully realized.

Article 29.

(1) Everyone has duties to the community in which alone the free and full development of his personality is possible.

(2) In the exercise of his rights and freedoms, everyone shall be subject only to such limitations as are determined by law solely for the purpose of securing due recognition and respect for the rights and freedoms of others and of meeting the just requirements of morality, public order and the general welfare in a democratic society.

(3) These rights and freedoms may in no case be exercised contrary to the purposes and principles of the United Nations.

Article 30.

Nothing in this Declaration may be interpreted as implying for any State, group or person any right to engage in any activity or to perform any act aimed at the destruction of any of the rights and freedoms set forth herein.

EXHIBIT D

Declaration

ILO Declaration on Fundamental Principles and Rights at Work
86th Session, Geneva, June 1998

Whereas the ILO was founded in the conviction that social justice is essential to universal and lasting peace;

Whereas economic growth is essential but not sufficient to ensure equity, social progress and the eradication of poverty, confirming the need for the ILO to promote strong social policies, justice and democratic institutions;

Whereas the ILO should, now more than ever, draw upon all its standard-setting, technical cooperation and research resources in all its areas of competence, in particular employment, vocational training and working conditions, to ensure that, in the context of a global strategy for economic and social development, economic and social policies are mutually reinforcing components in order to create broad-based sustainable development;

Whereas the ILO should give special attention to the problems of persons with special social needs, particularly the unemployed and migrant workers, and mobilize and encourage international, regional and national efforts aimed at resolving their problems, and promote effective policies aimed at job creation;

Whereas, in seeking to maintain the link between social progress and economic growth, the guarantee of fundamental principles and rights at work is of particular significance in that it enables the persons concerned, to claim freely and on the basis of equality of opportunity, their fair share of the wealth which they have helped to generate, and to achieve fully their human potential;

Whereas the ILO is the constitutionally mandated international organization and the competent body to set and deal with international labour standards, and enjoys universal support and acknowledgement in promoting Fundamental Rights at Work as the expression of its constitutional principles;

Whereas it is urgent, in a situation of growing economic interdependence, to reaffirm the immutable nature of the fundamental principles and rights embodied in the Constitution of the Organization and to promote their universal application;

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The International Labour Conference

1. Recalls:

(a) that in freely joining the ILO, all Members have endorsed the principles and rights set out in its Constitution and in the Declaration of Philadelphia, and have undertaken to work towards attaining the overall objectives of the Organization to the best of their resources and fully in line with their specific circumstances;

(b) that these principles and rights have been expressed and developed in the form of specific rights and obligations in Conventions recognized as fundamental both inside and outside the Organization.

2. Declares that all Members, even if they have not ratified the Conventions in question, have an obligation arising from the very fact of membership in the Organization to respect, to promote and to realize, in good faith and in accordance with the Constitution, the principles concerning the fundamental rights which are the subject of those Conventions, namely:

(a) freedom of association and the effective recognition of the right to collective bargaining;

(b) the elimination of all forms of forced or compulsory labour;

(c) the effective abolition of child labour; and

(d) the elimination of discrimination in respect of employment and occupation.

3. Recognizes the obligation on the Organization to assist its Members, in response to their established and expressed needs, in order to attain these objectives by making full use of its constitutional, operational and budgetary resources, including, by the mobilization of external resources and support, as well as by encouraging other international organizations with which the ILO has established relations, pursuant to article 12 of its Constitution, to support these efforts:

(a) by offering technical cooperation and advisory services to promote the ratification and implementation of the fundamental Conventions;

(b) by assisting those Members not yet in a position to ratify some or all of these Conventions in their efforts to respect, to promote and to realize the principles concerning fundamental rights which are the subject of these Conventions; and

(c) by helping the Members in their efforts to create a climate for economic and social development.

4. Decides that, to give full effect to this Declaration, a promotional follow-up, which is meaningful and effective, shall be implemented in accordance with the measures specified in the annex hereto, which shall be considered as an integral part of this Declaration.

5. Stresses that labour standards should not be used for protectionist trade purposes, and that nothing in this Declaration and its follow-up shall be invoked or otherwise used for such purposes; in addition, the comparative advantage of any country should in no way be called into question by this Declaration and its follow-up.

Click here for the Text of the Follow-up to the Declaration

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For further information, please contact the InFocus Programme on Promoting the Declaration
at Tel +41.22.799.64.56, Fax: +41.22.799.6561, or E-mail: declaration@ilo.org

EXHIBIT E

GLOBAL SULLIVAN PRINCIPLES of Social Responsibility

The Global Sullivan Principles

The Preamble

The objectives of the Global Sullivan Principles are to support economic, social and political justice by companies where they do business; to support human rights and to encourage equal opportunity at all levels of employment, including racial and gender diversity on decision making committees and boards; to train and advance disadvantaged workers for technical, supervisory and management opportunities; and to assist with greater tolerance and understanding among peoples; thereby, helping to improve the quality of life for communities, workers and children with dignity and equality.

I urge companies large and small in every part of the world to support and follow the Global Sullivan Principles of Corporate Social Responsibility wherever they have operations.

Reverend Leon H. Sullivan
Author & Founder

The Principles

As a company which endorses the Global Sullivan Principles we will respect the law, and as a responsible member of society we will apply these Principles with integrity consistent with the legitimate role of business. We will develop and implement company policies, procedures, training and internal reporting structures to ensure commitment to these Principles throughout our organization. We believe the application of these Principles will achieve greater tolerance and better understanding among peoples, and advance the culture of peace.

Accordingly, we will:

- Express our support for universal human rights and, particularly, those of our employees, the communities within which we operate and parties with whom we do business.
- Promote equal opportunity for our employees at all levels of the company with respect to issues such as color, race, gender, age, ethnicity or religious beliefs, and operate without unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude or other forms of abuse.
- Respect our employees' voluntary freedom of association.
- Compensate our employees to enable them to meet at least their basic needs and provide the opportunity to improve their skill and capability in order to raise their social and economic opportunities.
- Provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development.

- Promote fair competition including respect for intellectual and other property rights, and not offer, pay or accept bribes.

- Work with governments and communities in which we do business to improve the quality of life in those communities — their educational, cultural, economic and social well-being — and seek to provide training and opportunities for workers from disadvantaged backgrounds.

- Promote the application of these Principles by those with whom we do business.

We will be transparent in our implementation of these Principles and provide information which demonstrates publicly our commitment to them.

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EXHIBIT F

VOLUNTARY PRINCIPLES ON SECURITY + HUMAN RIGHTS

The Voluntary Principles on Security and Human Rights

INTRODUCTION
Governments of the United States and the United Kingdom, companies in the extractive and energy sectors ("Companies"), and non-governmental organizations, all with an interest in human rights and corporate social responsibility, have engaged in a dialogue on security and human rights.

The participants recognize the importance of the promotion and protection of human rights throughout the world and the constructive role business and civil society – including non-governmental organizations, labor/trade unions, and local communities – can play in advancing these goals. Through this dialogue, the participants have developed the following set of voluntary principles to guide Companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Mindful of these goals, the participants agree to the importance of continuing this dialogue and keeping under review these principles to ensure their continuing relevance and efficacy.

Acknowledging that security is a fundamental need, shared by individuals, communities, businesses, and governments alike, and acknowledging the difficult security issues faced by Companies operating globally, we recognize that security and respect for human rights can and should be consistent;

Understanding that governments have the primary responsibility to promote and protect human rights and that all parties to a conflict are obliged to observe applicable international humanitarian law, we recognize that we share the common goal of promoting respect for human rights, particularly those set forth in the Universal Declaration of Human Rights, and international humanitarian law;

Emphasizing the importance of safeguarding the integrity of company personnel and property, Companies recognize a commitment to act in a manner consistent with the laws of the countries within which they are present, to be mindful of the highest applicable international standards, and to promote the observance of applicable international law enforcement principles (e.g., the UN Code of Conduct for Law Enforcement Officials and the UN Basic Principles on the Use of Force and Firearms by Law Enforcement Officials), particularly with regard to the use of force;

Taking note of the effect that Companies' activities may have on local communities, we recognize the value of engaging with civil society and host and home governments to contribute to the welfare of the local community while mitigating any potential for conflict where possible;

Understanding that useful, credible information is a vital component of security and human rights, we recognize the importance of sharing and understanding our respective experiences regarding, inter alia, best security practices and procedures, country human rights situations, and public and private security, subject to confidentiality constraints;

Acknowledging that home governments and multilateral institutions may, on occasion, assist host governments with security sector reform, developing institutional capacities and strengthening the rule of law, we recognize the important role Companies and civil society can play in supporting these efforts;

We hereby express our support for the following voluntary principles regarding security and human rights in the extractive sector, which fall into three categories, risk assessment, relations with public security, and relations with private security:

RISK ASSESSMENT

The ability to assess accurately risks present in a Company's operating environment is critical to the security of personnel, local communities and assets; the success of the Company's short and long-term operations; and to the promotion and protection of human rights. In some circumstances, this is relatively simple; in others, it is important to obtain extensive background information from different sources; monitoring and adapting to changing, complex political, economic, law enforcement, military and social situations; and maintaining productive relations with local communities and government officials.

The quality of complicated risk assessments is largely dependent on the assembling of regularly updated, credible information from a broad range of perspectives – local and national governments, security firms, other companies, home governments, multilateral institutions, and civil society knowledgeable about local conditions. This information may be most effective when shared to the fullest extent possible (bearing in mind confidentiality considerations) between Companies, concerned civil society, and governments.

Bearing in mind these general principles, we recognize that accurate, effective risk assessments should consider the following factors:

Identification of security risks. Security risks can result from political, economic, civil or social factors. Moreover, certain personnel and assets may be at greater risk than others. Identification of security risks allows a Company to take measures to minimize risk and to assess whether Company actions may heighten risk.

Potential for violence. Depending on the environment, violence can be widespread or limited to particular regions, and it can develop with little or no warning. Civil society, home and host government representatives, and other sources should be consulted to identify risks presented by the potential for violence. Risk assessments should examine patterns of violence in areas of Company operations for educational, predictive, and preventative purposes.

Human rights records. Risk assessments should consider the available human rights records of public security forces, paramilitaries, local and national law enforcement, as well as the reputation of private security. Awareness of past abuses and allegations can help Companies to avoid recurrences as well as to promote accountability. Also, identification of the capability of the above entities to respond to situations of violence in a lawful manner (i.e., consistent with applicable international standards) allows Companies to develop appropriate measures in operating environments.

Rule of law. Risk assessments should consider the local prosecuting authority and judiciary's capacity to hold accountable those responsible for human rights abuses and for those responsible for violations of international humanitarian law in a manner that respects the rights of the accused.

Conflict analysis. Identification of and understanding the root causes and nature of local conflicts, as well as the level of adherence to human rights and international humanitarian law standards by key actors, can be instructive for the development of strategies for managing relations between the Company, local communities, Company employees and their unions, and host governments. Risk assessments should also consider the potential for future conflicts.

Equipment transfers. Where Companies provide equipment (including lethal and non-lethal equipment) to public or private security, they should consider the risk of such transfers, any relevant export licensing requirements, and the feasibility of measures to mitigate foreseeable negative consequences, including adequate controls to prevent misappropriation or diversion of equipment which may lead to human rights abuses. In making risk assessments, companies should consider any relevant past incidents involving previous equipment transfers.

INTERACTIONS BETWEEN COMPANIES AND PUBLIC SECURITY

Although governments have the primary role of maintaining law and order, security and respect for human rights, Companies have an interest in ensuring that actions taken by governments, particularly the actions of public security providers, are consistent with the protection and promotion of human rights. In cases where there is a need to supplement security provided by host governments, Companies may be required or expected to contribute to, or otherwise reimburse, the costs of protecting Company facilities and personnel borne by public security. While public security is expected to act in a manner consistent with local and national laws as well as with human rights standards and international humanitarian law, within this context abuses may nevertheless occur.

In an effort to reduce the risk of such abuses and to promote respect for human rights generally, we have identified the following voluntary principles to guide relationships between Companies and public security regarding security provided to Companies:

Security Arrangements

Companies should consult regularly with host governments and local communities about the impact of their security arrangements on those communities.

Companies should communicate their policies regarding ethical conduct and human rights to public security providers, and express their desire that security be provided in a manner consistent with those policies by personnel with adequate and effective training.

Companies should encourage host governments to permit making security arrangements transparent and accessible to the public, subject to any overriding safety and security concerns.

Deployment and Conduct

The primary role of public security should be to maintain the rule of law, including safeguarding human rights and deterring acts that threaten Company personnel and facilities. The type and number of public security forces deployed should be competent, appropriate and proportional to the threat.

Equipment imports and exports should comply with all applicable law and regulations. Companies that provide equipment to public security should take all appropriate and lawful measures to mitigate any foreseeable negative consequences, including human rights abuses and violations of international humanitarian law.

Companies should use their influence to promote the following principles with public security: (a) individuals credibly implicated in human rights abuses should not provide security services for Companies; (b) force should be used only when strictly necessary and to an extent proportional to the threat; and (c) the rights of individuals should not be violated while exercising the right to exercise freedom of association and peaceful assembly, the right to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

In cases where physical force is used by public security, such incidents should be reported to the appropriate authorities and to the Company. Where force is used, medical aid should be provided to injured persons, including to offenders.

Consultation and Advice

Companies should hold structured meetings with public security on a regular basis to discuss security, human rights and related work-place safety issues. Companies should also consult regularly with other Companies, host and home governments, and civil society to discuss security and human rights. Where Companies operating in the same region have common concerns, they should consider collectively raising those concerns with the host and home governments.

In their consultations with host governments, Companies should take all appropriate measures to promote observance of applicable international law enforcement principles, particularly those reflected in the UN Code of Conduct for Law Enforcement Officials and the UN Basic Principles on the Use of Force and Firearms.

Companies should support efforts by governments, civil society and multilateral institutions to provide human rights training and education for public security as well as their efforts to strengthen state institutions to ensure accountability and respect for human rights.

Responses to Human Rights Abuses

Companies should record and report any credible allegations of human rights abuses by public security in their areas of operation to appropriate host government authorities. Where appropriate, Companies should urge investigation and that action be taken to prevent any recurrence.

Companies should actively monitor the status of investigations and press for their proper resolution.

Companies should, to the extent reasonable, monitor the use of equipment provided by the Company and to investigate properly situations in which such equipment is used in an inappropriate manner.

Every effort should be made to ensure that information used as the basis for allegations of human rights abuses is credible and based on reliable evidence. The security and safety of sources should be protected. Additional or more accurate information that may alter previous allegations should be made available as appropriate to concerned parties.

INTERACTIONS BETWEEN COMPANIES AND PRIVATE SECURITY

Where host governments are unable or unwilling to provide adequate security to protect a Company's personnel or assets, it may be necessary to engage private security providers as a complement to public security. In this context, private security may have to coordinate with state forces, (law enforcement, in particular) to carry weapons and to consider the defensive local use of force. Given the risks associated with such activities, we recognize the following voluntary principles to guide private security conduct:

Private security should observe the policies of the contracting Company regarding ethical conduct and human rights; the law and professional standards of the country in which they operate; emerging best practices developed by industry, civil society, and governments; and promote the observance of international humanitarian law.

Private security should maintain high levels of technical and professional proficiency, particularly with regard to the local use of force and firearms.

Private security should act in a lawful manner. They should exercise restraint and caution in a manner consistent with applicable international guidelines regarding the local use of force, including the UN Principles on the Use of Force and Firearms by Law Enforcement Officials and the UN Code of Conduct for Law Enforcement Officials, as well as with emerging best practices developed by Companies, civil society, and governments.

Private security should have policies regarding appropriate conduct and the local use of force (e.g., rules of engagement). Practice under these policies should be capable of being monitored by Companies or, where appropriate, by independent third parties. Such monitoring should encompass detailed investigations into allegations of abusive or unlawful acts; the availability of disciplinary measures sufficient to prevent and deter; and procedures for reporting allegations to relevant local law enforcement authorities when appropriate.

All allegations of human rights abuses by private security should be recorded. Credible allegations should be properly investigated. In those cases where allegations against private security providers are forwarded to the relevant law enforcement authorities, Companies should actively monitor the status of investigations and press for their proper resolution.

Consistent with their function, private security should provide only preventative and defensive services and should not engage in activities exclusively the responsibility of state military or law enforcement authorities. Companies should designate services, technology and equipment capable of offensive and defensive purposes as being for defensive use only.

Private security should (a) not employ individuals credibly implicated in human rights abuses to provide security services; (b) use force only when strictly necessary and to an extent proportional to the threat; and (c) not violate the rights of individuals while exercising the right to exercise freedom of association and peaceful assembly, to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

In cases where physical force is used, private security should properly investigate and report the incident to the Company. Private security should refer the matter to local authorities and/or take disciplinary action where appropriate. Where force is used, medical aid should be provided to injured persons, including to offenders.

Private security should maintain the confidentiality of information obtained as a result of its position as security provider, except where to do so would jeopardize the principles contained herein.

To minimize the risk that private security exceed their authority as providers of security, and to promote respect for human rights generally, we have developed the following additional voluntary principles and guidelines:

Where appropriate, Companies should include the principles outlined above as contractual provisions in agreements with private security providers and ensure that private security personnel are adequately trained to respect the rights of employees and the local community. To the extent practicable, agreements between Companies and private security should require investigation of unlawful or abusive behavior and appropriate disciplinary action. Agreements should also permit termination of the relationship by

Companies where there is credible evidence of unlawful or abusive behavior by private security personnel.

Companies should consult and monitor private security providers to ensure they fulfill their obligation to provide security in a manner consistent with the principles outlined above. Where appropriate, Companies should seek to employ private security providers that are representative of the local population.

Companies should review the background of private security they intend to employ, particularly with regard to the use of excessive force. Such reviews should include an assessment of previous services provided to the host government and whether these services raise concern about the private security firm's dual role as a private security provider and government contractor.

Companies should consult with other Companies, home country officials, host country officials, and civil society regarding experiences with private security. Where appropriate and lawful, Companies should facilitate the exchange of information about unlawful activity and abuses committed by private security providers.

EXHIBIT G

Comparison of Substantive Components of Proposal and Chevron Corporation *Human Rights Statement*

As noted in Chevron's *Human Rights Statement*, Chevron observes the *Universal Declaration of Human Rights*, the ILO's *Declaration on Fundamental Principles and Rights at Work*, the *Global Sullivan Principles*, and the *Voluntary Principles on Security and Human Rights*.

Proposal	**Chevron Human Rights Statement**	**Universal Declaration of Human Rights**	**ILO Declaration on Fundamental Principles and Rights at Work**	**Global Sullivan Principles**	**Voluntary Principles on Security and Human Rights**
Rights to Equal Opportunity and Non-Discriminatory Treatment	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We treat our employees with respect and dignity. We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles. These include prohibiting child labor, forced labor, and discriminatory behavior, as well as recognizing the rights of freedom of association and collective bargaining."	"Article I—All human beings are born free and equal in dignity and rights." "Article II—Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, color, sex, language, religion, political or other opinion, national or social origin, property, birth or other status." "Article VII—All are equal before the law and are entitled without any discrimination to equal protection of the law. All are entitled to equal protection against any discrimination in violation of this Declaration and against any incitement to such discrimination."	"2. [A]ll Members. . . have an obligation. . . to promote and to realize. . . the principles concerning the fundamental rights. . . of (a) freedom of association and the effective recognition of the right to collective bargaining; (b) the elimination of all forms of forced or compulsory labor; (c) the effective abolition of child labor; and the elimination of discrimination in respect of employment and occupation."	"We will promote equal opportunity for our employees at all levels of the company with respect to issues such as color, race, gender, age, ethnicity or religious beliefs, and operate without unacceptable worker treatment such as the exploitation of children, physical punishment, e-mail abuse, involuntary servitude or other forms of abuse." "We will provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development."	"We share the common goal of promoting respect for human rights, particularly those set forth in the Universal Declaration of Human Rights, and international humanitarian law."
Security of Persons	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes	"Article III—Everyone has the right to life, liberty, and security of person." "Article VI—Everyone has the		"We will promote equal opportunity for our employees at all levels of the company with respect to issues such as color, race,	"We recognize that security and respect for human rights can and should be consistent."

Proposal	**Chevron Human Rights Statement**	**Universal Declaration of Human Rights**	**ILO Declaration on Fundamental Principles and Rights at Work**	**Global Sullivan Principles**	**Voluntary Principles on Security and Human Rights**
	recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We provide security in a manner consistent with the Voluntary Principles on Security and Human Rights. When we operate in locations where there is a conflict, our primary responsibility is to preserve the safety of our employees. To the extent feasible, we seek to benefit the communities in these conflict areas."	right to recognition everywhere as a person before the law." "Article XII—No one shall be subjected to arbitrary interference with his privacy, family, home or correspondence, not to attacks upon his honor or reputation."		gender, age, ethnicity or religious beliefs, and operate without unacceptable worker treatment such as the exploitation of children, physical punishment, e-mail abuse, involuntary servitude or other forms of abuse." "We will provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development."	"Emphasizing the importance of safeguarding the integrity of company personnel and property, companies recognize a commitment to act in a manner consistent with the laws of the countries within which they are present, to be mindful of the highest applicable international standards, and to promote the observance of applicable international law enforcement principles. . . particularly with regard to the use of force." "RISK ASSESSMENT—Rule of Law—Risk assessments should consider the local prosecuting authority and judiciary's capability to hold accountable those responsible for human rights abuses and for those responsible for violations of international humanitarian law in a manner that respects the rights of the accused."
Worker Rights, Including Association, Collective Bargaining and Safe/ Healthy Workplaces	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in	"Article XX—Everyone has the right to freedom of peaceful assembly and association. No one may be compelled to belong to an association."	"2. [A]ll Members. . . have an obligation. . . to promote and to realize. . . the principles concerning the fundamental rights. . . of (a) freedom of association and the effective recognition of the right to	"We will promote equal opportunity for our employees at all levels of the company with respect to issues such as color, race, gender, age, ethnicity or religious beliefs, and	

Proposal	Chevron Human Rights Statement	Universal Declaration of Human Rights	ILO Declaration on Fundamental Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
	the Universal Declaration of Human Rights." "We treat our employees with respect and dignity. We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles. These include prohibiting child labor, forced labor, and discriminatory behavior, as well as recognizing the rights of freedom of association and collective bargaining."	"Article XXIII—Everyone has the right to work, to free choice of employment, to just and favorable conditions of work and to protection against unemployment. Everyone, without any discrimination, has the right to equal pay for equal work." "Article XXIII—Everyone has the right to form and join trade unions for the protection of his interests."	collective bargaining; (b) the elimination of all forms of forced or compulsory labor; (c) the effective abolition of child labor; and the elimination of discrimination in respect of employment and occupation."	operate without unacceptable worker treatment such as the exploitation of children, physical punishment, e-mail abuse, involuntary servitude or other forms of abuse." "We will respect our employees' voluntary freedom of association." "We will provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development." "We will promote the application of these principles by those with whom we do business."	
Rights of Indigenous Peoples	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We value and respect the cultures and traditions of the many communities in which we work. We consult actively with a diverse range of knowledgeable stakeholders to	"Article II—No distinction shall be made on the basis of political, jurisdictional or international status of the county or territory to which a person belongs, whether it be independent, trust, non-self-governing or under any limitation of sovereignty." "Article VII—All are equal before the law and are entitled without any discrimination to equal protection of the law. All are entitled to equal protection against any		"We will express our support for universal human rights and, particularly, those of our employees, the communities within which we operate and parties with whom we do business." "We will work with governments and communities in which we do business to improve the quality of life in those communities-- they are educational, cultural, economic and social well-	"Emphasizing the importance of safeguarding the integrity of company personnel and property, companies recognize a commitment to act in a manner consistent with the laws of the countries within which they are present, to be mindful of the highest applicable international standards, and to promote the observance of applicable international law enforcement principles. . . particularly with regard to

Proposal	Chevron Human Rights Statement	Universal Declaration of Human Rights	ILO Declaration on Fundamental Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
	build upon our understanding of the human rights issues present in our operating environments." "We engage with key stakeholders—including representatives and civil society on [human rights] issues."	discrimination in violation of this Declaration and against any incitement to such discrimination."		being-- and seek to provide training and opportunities for workers from disadvantaged backgrounds."	the use of force." "We recognize the value of engaging with civil society and host and home governments to contribute to the welfare of the local community while mitigating any potential for conflict where possible."
Economic, Social and Cultural Rights	"We value and respect the cultures and traditions of the many communities in which we work. We consult actively with a diverse range of knowledgeable stakeholders to build upon our understanding of the human rights issues present in our operating environments." "We engage with key stakeholders—including representatives and civil society on [human rights] issues." "We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights."	"Article II—No distinction shall be made on the basis of political, jurisdictional or international status of the county or territory to which a person belongs, whether it be independent, trust, non-self-governing or under any limitation of sovereignty." "Article XII—No one shall be subjected to arbitrary interference with his privacy, family, home or correspondence, not to attacks upon his honor or reputation." "Article XVII—Everyone has the right to own property alone as well as in association with others. No one shall be arbitrarily deprived of his property." "Article XXII—Everyone, as a member of society, has the right to social security and is	"Whereas, in seeking to maintain the link between social progress and economic growth, the guarantee of fundamental principles and rights at work is of particular significance in that it enables the persons concerned, to claim freely and on the basis of equality of opportunity, their fair share of the wealth which they have helped to generate, and to achieve fully their human potential."	"We will compensate our employees to enable them to meet at least their basic needs and provide the opportunity to improve their skill and capability in order to raise their social and economic opportunities." "We will work with governments and communities in which we do business to improve the quality of life in those communities—their educational, cultural, economic and social well-being-- and seek to provide training and opportunities for workers from disadvantaged backgrounds."	

Proposal	Chevron Human Rights Statement	Universal Declaration of Human Rights	ILO Declaration on Fundamental Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
	"We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."	entitled to realization, through national effort and international cooperation and in accordance with the organization and resources of each State, of the economic, social and cultural rights indispensable for his dignity and free development of his personality." "Article XXIII—Everyone has the right to work, to free choice of employment, to just and favorable conditions of work and to protection against unemployment." "Article XXIV—Everyone has the right to rest and leisure, including reasonable limitation of working hours and periodic holidays with pay." "Article XXVII—Everyone has the right to freely participate in the cultural life of the community."			
Right to Development	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights."	"Article XVII—Everyone has the right to own property alone as well as in association with others. No one shall be arbitrarily deprived of his property." "Article XXII—Everyone, as a member of society, has the	"Whereas, in seeking to maintain the link between social progress and economic growth, the guarantee of fundamental principles and rights at work is of particular significance in that it enables the persons concerned, to claim freely and on the basis	"We will compensate our employees to enable them to meet at least their basic needs and provide the opportunity to improve their skill and capability in order to raise their social and economic opportunities."	

Proposal	Chevron Human Rights Statement	Universal Declaration of Human Rights	ILO Declaration on Fundamental Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
	"We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."	right to social security and is entitled to realization, through national effort and international cooperation and in accordance with the organization and resources of each State, of the economic, social and cultural rights indispensable for his dignity and free development of his personality." "Article XXVI—Everyone has the right to education. . . education shall be directed to the full development of the human personality and to the strengthening of respect for human rights and fundamental freedoms."	of equality of opportunity, their fair share of the wealth which they have helped to generate, and to achieve fully their human potential."	"We will provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development."	
Adequate Food and Drinking Water	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."	"Article XXV—Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services, and the right to security in the event of unemployment, sickness, disability, widowhood, old age or other lack of livelihood in circumstances beyond his control."		"We will provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development."	

Proposal	Chevron Human Rights Statement	Universal Declaration of Human Rights	ILO Declaration on Fundamental Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
Right to Health and Environmental Protection	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."	"Article XXV—Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services, and the right to security in the event of unemployment, sickness, disability, widowhood, old age or other lack of livelihood in circumstances beyond his control."	"2. [A]ll Members. . . have an obligation. . . to promote and to realize. . . the principles concerning the fundamental rights. . . of (a) freedom of association and the effective recognition of the right to collective bargaining; (b) the elimination of all forms of forced or compulsory labor; (c) the effective abolition of child labor; and the elimination of discrimination in respect of employment and occupation."	"We will provide a safe and healthy workplace; protect human health and the environment; and promote sustainable development."	
Actions to Prevent, Investigate, Report and Mediate.	"We work actively to conduct our global operations in a manner consistent with human rights principles applicable to business. This includes recognizing and respecting the relevant ideals expressed in the Universal Declaration of Human Rights." "We adhere to all applicable domestic laws and to the internationally accepted labor principles articulated in the [ILO's] Declaration on Fundamental Principles and Rights at Work and in the Global Sullivan Principles."			"We will develop and implement company policies, procedures, training and internal reporting structures to ensure commitment to these principles throughout our organization." "We will be transparent in our implementation of these principles and provide information which demonstrates publicly our commitment to them." "We will promote the application of these Principles by those with	"INTERACTIONS BETWEEN COMPANIES AND PUBLIC SECURITY—Responses to Human Rights Abuses—Companies should record and report any credible allegations of human rights abuses by public security in their areas of operation to appropriate host government authorities. Where appropriate, companies should urge investigation and that action be taken to prevent any recurrence. Companies should actively monitor the status of investigations and press for

Proposal	Chevron Human Rights Statement	Universal Declaration of Human Rights	ILO Declaration on Fundamental Principles and Rights at Work	Global Sullivan Principles	Voluntary Principles on Security and Human Rights
				whom we do business."	their proper resolution." "INTERACTIONS BETWEEN COMPANIES AND PRIVATE SECURITY-- all allegations of human rights abuses by private security should be recorded. Credible allegations should be properly investigated. In those cases where allegations against private security providers are forwarded to the relevant law enforcement authorities, a company should actively monitor the status of investigations and press for their proper resolution."

EXHIBIT H

Investing in human energy



2006 Corporate Responsibility Report

Priorities, Progress and Plans

PRIORITY AREA — **WHAT WE SAID WE WOULD DO IN 2006**

Continuous Integration of Corporate Responsibility Into Our Business

Page 4

- Deploy a self-assessment process that business unit leaders will use to assess their Operational Excellence Management System (OEMS) implementation against expectations, supplementing corporate reviews.
- Make training available to business units.

Global Strategic Workforce Development

Page 14

- Continue to develop a talent-sourcing initiative to recruit from a wider range of universities and colleges worldwide and increase hiring of experienced people.
- Create leadership development programs throughout the company in addition to supporting existing programs.
- Conduct a Pulse Survey with a random sample of employees worldwide to assess their level of engagement.

Stakeholder Engagement

Page 16

- Continue regular stakeholder consultations on key issues.
- Make stakeholder engagement guide available to business units.
- Participate in formulating recommendations by the International Advisory Group (IAG) of the Extractive Industries Transparency Initiative (EITI) for presentation to the global EITI conference in late 2006 to promote wider acceptance of EITI among resource-rich nations.
- Continue to improve annual corporate responsibility reporting and align publication with Annual Meeting of Stockholders.

Health and Safety (including HIV/AIDS)

Page 18

- Continue to focus on safety, aiming to meet short-term performance targets and the long-term goal of zero incidents.
- Develop action plans and timelines that will focus on the HIV/AIDS-related needs of our local workforces.
- Develop standardized training curricula for management and employees, and develop principles for offering HIV/AIDS testing and treatment to employees and their dependents.

Community Engagement

Page 22

- Increase the portion of our community investment targeted toward capacity building and economic development programs.
- Continue to develop measurement tools that enable evaluation of our community engagement efforts, including engagement through the ESHIA process.
- Continue to develop workshops and training to build the capability to effectively implement our community engagement theme.

Human Rights

Page 25

- Develop practical training to support our Human Rights Statement's deployment. The training will be designed to enhance awareness of human rights and further explain Chevron's support for universal human rights.

Climate Change, Renewables and Energy Efficiency

Page 30

- Complete greenhouse gas (GHG) emissions forecast.
- Begin operation of the Darajat Unit 3 geothermal project in Indonesia.
- Continue to install energy efficiency improvements and alternative energy technologies at U.S. institutions and businesses through Chevron Energy Solutions Company.

Environmental Management

Page 35

- Continue implementation of environmental expectations through OEMS, including global collection of data on hazardous waste and oil discharges to water.
- Develop and deploy additional standards as needed.
- Demonstrate continual improvement in environmental performance.

WHAT WE DID IN 2006	WHAT WE PLAN TO DO NEXT
▪ Deployed OEMS self-assessment process. ▪ Continued OEMS training and certification. ▪ Established OE governance board. ▪ Focused on implementing corporate responsibility (CR) through existing business processes rather than a separate program. ▪ Developed Environmental, Social and Health Impact Assessment (ESHIA) process as a corporate standard for new projects.	▪ Continue with OEMS implementation across the company. ▪ Begin rollout of ESHIA across our global operations. ▪ Continue utilizing OEMS self-assessment process.
▪ Retooled global recruitment strategy to attract additional talent, including talent from a wider range of universities and colleges worldwide. ▪ Introduced new training opportunities for new and experienced employees. ▪ Conducted a 2006 Pulse Survey with a random sample of 25 percent of employees. ▪ Created three leadership development programs to support existing programs.	▪ Increase communication on our record of responsible corporate actions and policies, together with our business strategies, in recruiting efforts. ▪ Deploy leadership development programs. ▪ Conduct a Global Employee Survey with targeted questions on what makes emp oyees stay with the company.
▪ Distributed stakeholder engagement guide to business units. ▪ Participated in formulation of IAG recommendations for EITI. ▪ Aligned publication of annual CR report with Annual Meeting of Stockholders and sought input from stakeholders and other interested persons on ways to make the 2006 report more effective.	▪ Continue aligning our CR and annual reporting processes. ▪ Continue engaging with stakeholders to improve our CR reporting. ▪ Use ESHIA process to further strengthen stakeholder engagement. ▪ Conduct stakeholder engagement training and make tools available to business units. ▪ Continue posting corporate political contributions made during the previous year on *www.chevron.com*. [Contributions were first posted in February 2007.]
▪ Released a corporate standard process for managing risks at facilities, including health, environmental and safety risks. ▪ Continued HIV/AIDS training and sharing voluntary testing and treatment guidelines with our physicians companywide. Established a permanent office for HIV/AIDS. Published training materials in 10 languages. ▪ Formed public-private coalitions in four countries to improve road safety through the Arrive Alive initiative. ▪ Initiated cardiovascular health program. ▪ Hosted fourth annual OE Forum for employees worldwide to share best practices.	▪ Continue safety focus, aiming toward long-term goal of zero incidents. ▪ Continue companywide deployment of corporate standard process for managing risk. ▪ Continue implementing global HIV/AIDS policy. ▪ Collaborate with other companies to implement health initiatives, such as programs that are part of the Corporate Alliance on Malaria in Africa and the Global Business Coalition on HIV/AIDS, Tuberculosis and Malaria. ▪ Continue implementing the Arrive Alive road safety initiative. ▪ Host fifth annual OE Forum.
▪ Increased capacity building and economic development programs to approximately 68 percent of total investments in community engagement initiatives. ▪ Developed tools for monitoring selected community engagement programs. ▪ Developed a community engagement practitioners' network. ▪ Continued to develop Regional Development Councils (RDCs) in Nigeria's Niger Delta in partnership with local stakeholders. ▪ Continued support for communities affected by the natural disasters in 2004 and 2005.	▪ Increase community investment in capacity building and economic development programs. ▪ Continue developing our community engagement tool kit. ▪ With rollout of companywide ESHIA, continue developing tools for social impact assessments and deliver training. ▪ Expand community engagement practitioners' network. ▪ Continue working with RDCs to create three-year development plans.
▪ Launched training program for employees to enhance their understanding of human rights in the context of Chevron's role as a member of society. More than 1,200 employees completed the training. ▪ Held training workshop for our global security advisors on the Voluntary Principles on Security and Human Rights. ▪ Served on the core committee of the Global Sullivan Principles.	▪ Continue rollout of Chevron's Human Rights Statement, including employee training, over the next three years.
▪ Completed GHG emissions forecast. ▪ Performed better than our GHG emissions and energy efficiency goals. ▪ Formed strategic alliances with government, academic and other institutions to focus on emerging technologies. ▪ Established new biofuels business unit. ▪ Began working with California state officials and business community to help design the overall framework for a GHG regulatory program mandated by new GHG emissions law.	▪ Continue implementing Fourfold Plan of Action on Climate Change. ▪ Continue to partner in developing technologies, such as biofuels and market-based mechanisms, to reduce GHG emissions. ▪ Begin operation of Darajat Unit 3 geothermal project in Indonesia. ▪ Continue to work with California state officials and business community to understand technological possibilities for success and consider economic trade-offs needed to meet GHG emissions law mandates.
▪ Began collecting baseline data across all operations to track water and waste performance. ▪ Issued new standards such as third-party waste stewardship and ESHIA. ▪ Demonstrated continual improvement in performance.	▪ Implement corporate ESHIA and third-party waste standard. ▪ Continue companywide OEMS alignment with ISO 14001 and OHSAS 18001 standards. ▪ Continue to compile and analyze environmental data, including water and waste data, across our operations to evaluate performance.

Human Rights

Chevron's Human Rights Statement, adopted in 2006, reaffirms our long-standing support for universal human rights. Grounded in The Chevron Way, it is both an expression of our values and part of how we conduct our business. The statement provides a framework for constructive dialogue on human rights issues and explains what our support for universal human rights means to us as both a business and a member of society. It expresses our commitment to supporting human rights for our employees and in the communities where we operate.

A copy of our Human Rights Statement is available on our Web site. [1]

The statement acknowledges our support for the ideals articulated in the Universal Declaration of Human Rights and the International Labor Organization's Declaration of Fundamental Principles and Rights at Work. These documents include principles that have long underpinned The Chevron Way, including respect for diversity and nondiscrimination. In addition, Chevron requires all employees to obey the laws of the countries where they live and work, abide by our policies, and comply with the Chevron Business Conduct and Ethics Code.

To further enhance our employees' understanding of human rights, we launched a training program in July 2006 that was developed with internal input and external expertise. The training contains an overview of human rights principles, key international instruments and voluntary initiatives, including the Voluntary Principles on Security and Human Rights and the Global Sullivan Principles. It outlines how human rights can be supported in the context of the company's role as a member of society.

Senior managers and supervisors have begun taking the training. To date, more than 1,200 employees have completed the training, which will continue to be rolled out over the next three years.

In 2006, we also held a training workshop for our Global Security advisors on the Voluntary Principles on Security and Human Rights. Our Global Security group continues to include the Voluntary Principles as part of the materials they provide to local business units. The business units are accountable for implementing the Voluntary Principles in accordance with local laws and conditions.

The Global Sullivan Principles help guide the way we work with communities. In July 2006, we reaffirmed our support for the principles and participated in the Leon H. Sullivan Summit in Abuja, Nigeria.



Chevron has supported the Voluntary Principles on Security and Human Rights since their inception in 2000. Global Security advisors from locations worldwide participated in a training workshop on the Voluntary Principles in 2006. Scott Taylor (above), Chevron's director of Global Security, participated in the workshop.

[1] www.chevron.com/social_responsibility/human_rights/

RECEIVED
2008 FEB 25 AM 11: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

February 24, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Chevron Corporation

Dear Sir/Madam:

I have been asked by the Wisconsin Province of the Society of Jesus, the New England Province of the Society of Jesus, the Detroit Province of the Society of Jesus, the Chicago Province of the Society of Jesus, the Maryland Province of the Society of Jesus, the Missouri Province of the Society of Jesus, the New York Province of the Society of Jesus, the New Orleans Province of the Society of Jesus, the Oregon Province of the Society of Jesus, the California Province of the Society of Jesus, the Canada Province of the Society of Jesus, Creighton University, the University of San Francisco, Gesu Parish (at Marquette University), the Benedictine Sisters of Perpetual Adoration, the Benedictine Sisters of Virginia, the Benedictine Sisters of Fort Smith (St. Scholastica Monastery), the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Boerne, Texas, the Dominican Sisters of San Rafael, CA (Congregation of the Most Holy Name), the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas, the Congregation of the Sisters of the Holy Cross, the School Sisters of Notre Dame (St. Louis Province), the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Philadelphia, the Sisters of the Holy Spirit and Mary Immaculate, the Sisters of the Holy Names of Jesus and Mary (Ontario Province), the Sisters of Mercy Regional Community of Burlingame, CA, Catholic Healthcare East and Christus Health (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Chevron Corporation (hereinafter referred to either as "Chevron" or the Company"), and who have jointly submitted a shareholder proposal to Chevron, to respond to the letter dated January 21, 2008, sent to the Securities & Exchange Commission by the Company, in which Chevron contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Chevron's year 2008 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Chevron "to adopt a comprehensive, transparent, verifiable human rights policy" and report to the shareholders on the implementation of such a plan.

BACKGROUND

According to its web site, Chevron operates in 180 nations and territories worldwide, and claims that there are 29 in which its "activities are more extensive". Comparing those 29 with Freedom House's January, 2008, list of which nations are "Free", "Partially Free" or "Not Free" (see www.freedomhouse.org) reveals that of those 29 nations with the "more extensive" operations, eight (28%) are Not Free (Angola, Azerbaijan, Cambodia, Chad, China, Kazakhstan, Russia and Saudi Arabia) and an additional 7 (24%) are partially free. Thus, over half of the nations where Chevron has its "more extensive" operations are not categorized by Freedom House as free nations. Of the 8 nations that are in the "Not Free" category, three are towards the very bottom of that category, with scores of 13. (Freedom House gives scores of 1-7 in each of two categories, political rights and civil liberties, and the highest combined score is therefore 2 and the lowest is 14; most US companies do not operate in the 8 category 14 nations because they are unwelcome (e.g. Cuba, North Korea) or there is no effective government (e.g. Somalia) or it is (or was) against US law to do so (e.g. Burma, Libya, Sudan.) Chevron thus has major operations in a full 33% of the nine category 13 nations, which nations, when evaluated for freedom, are about at the bottom of where US corporations, as a practical matter, can maintain operations.

Even more telling, Chevron operates in Burma (Freedom House score of 14), despite US sanctions that otherwise prohibit investment or operations there because it is "grandfathered" in. This operation was inherited when Chevron acquired Unocal. Another of the constituent companies that now make up Chevron, Texaco, had decided to pull out of Burma because it was unable to influence the junta to act more humanely. In Burma, Chevron owns more than 28% of a one billion dollar offshore gas field and onshore pipeline to Thailand, and one of its partners in that project is the Burmese government's own oil company. There have been credible allegations of the use of forced (slave) labor in building the pipeline. More recently, last fall, the military junta that controls Burma killed many persons putting down protests led by Buddhist monks. The CIA's world factbook (https://www.cia.gov/library/publications/the-world-factbook/geos/bm.html) has the following to say about Burma:

> Despite multiparty legislative elections in 1990 that resulted in the main opposition party - the National League for Democracy (NLD) - winning a landslide victory, the ruling junta refused to hand over power. NLD leader and Nobel Peace Prize recipient AUNG SAN SUU KYI, who was under house arrest from 1989 to 1995 and 2000 to 2002, was imprisoned in May 2003 and subsequently transferred to house arrest. After Burma's ruling junta in August 2007 unexpectedly increased fuel prices, tens of thousands of Burmese marched in protest, led by prodemocracy activists and Buddhist monks. In late September 2007, the government brutally suppressed the protests, killing at least 13 people and arresting thousands for participating in the demonstrations. Since then, the regime has continued to raid homes and monasteries and arrest persons suspected of participating in the pro-democracy protests. The junta appointed Labor Minister AUNG KYI in October 2007 as liaison to AUNG SAN SUU KYI, who remains under house arrest and virtually incommunicado with her party and supporters. . . .
>
> Despite Burma's increasing oil and gas revenue, socio-economic conditions have deteriorated due to the regime's mismanagement of the economy. . . . Most overseas development assistance ceased after the junta began to suppress the democracy movement in 1988 and subsequently refused to honor the results of the 1990 legislative elections. In response to the government of Burma's attack in May 2003 on AUNG SAN SUU KYI and her convoy, the US imposed new economic sanctions in August 2003 including a ban on imports of Burmese products and a ban on provision of financial services by US persons. . . . Moreover, the September 2007 crackdown on prodemocracy demonstrators, including thousands of monks, further strained the economy as the tourism industry, which directly employs about 500,000 people, suffered dramatic declines in foreign visitor levels. In November 2007, the European Union announced new sanctions banning investment and trade in Burmese gems, timber and precious stones, while the United States expanded its sanctions list to include more Burmese government and military officials and their family members, as well as prominent regime business cronies, their family members, and associated companies.

Chevron inherited Unocal's Burma interests when the two companies merged in 2005. Prior to that merger, villagers in Burma had sued Unocal in the US under the Alien Tort Claims Act. Although the Ninth Circuit granted a re-hearing en banc, thus suspending the opinion (Doe v. Unocal Corp, 395 F3d 392 (9th Cir 2002)) of the three judge Ninth Circuit panel that had decided the case after full argument, that panel had found that there was credible evidence that Unocal had been complicit in the use of the forced (slave) labor by the Burma military in connection with construction of the pipeline (no subsequent opinion was issued by the full en banc judges since the case was apparently settled in the interim). The panel's opinion stated:

> It is undisputed that the Myanmar Military provided security and other services for the Project, and that Unocal knew about this. The pipeline was to run through Myanmar's rural Tenasserim region. The Myanmar Military increased its presence in the pipeline region to provide security and other services for the Project. A Unocal memorandum documenting Unocal's meetings with Total on March 1 and 2, 1995 reflects Unocal's understanding that "four battalions of 600 men each will protect the [pipeline] corridor" and "fifty soldiers will be assigned to guard each survey team." A former soldier in one of these battalions testified at his deposition that his battalion had been formed in 1996 specifically for this purpose. In addition, the Military built helipads and cleared roads along the proposed pipeline route for the benefit of the Project .
>
> There is also evidence sufficient to raise a genuine issue of material fact whether the Project *hired* the Myanmar Military, through Myanmar Oil, to provide these services, and whether Unocal knew about this. . . .
>
> Plaintiffs also allege in furtherance of the forced labor program just described, the Myanmar Military subjected them to acts of murder, rape, and torture. For instance, Jane Doe I testified that after her husband, John Doe I, attempted to escape the forced labor program, he was shot at by soldiers, and in retaliation for his attempted escape, that she and her baby were thrown into a fire, resulting in injuries to her and the death of the child. Other witnesses described the summary execution of villagers who refused to participate in the forced labor program, or who grew too weak to work effectively. Several Plaintiffs testified that rapes occurred as part of the forced labor program. For instance, both Jane Does II and III testified that while conscripted to work on pipeline-related construction projects, they were raped at knife-point by Myanmar soldiers who were members of a battalion that was supervising the work. Plaintiffs finally allege that Unocal's conduct gives rise to liability for these abuses.
>
> The successive military governments of first Burma and now Myanmar have a long and well-known history of imposing forced labor on their citizens. *See, e.g., Forced labour in Myanmar (Burma): Report of the Commission of Inquiry appointed under article 26 of the Constitution of the International Labour Organization to examine the observance by Myanmar of the Forced Labour Convention, 1930 (No. 29)* Parts III. 8, V. 14(3) (1998) (describing several inquiries into forced labor in Myanmar conducted between 1960 and 1992 by the International Labor Organization, and finding "abundant evidence . . . showing the pervasive use of forced labour imposed on the civilian population throughout Myanmar by the authorities and the military"), http://www.ilo.org/public/ english/standards/relm/gb/docs/gb273/myanmar.htm. As detailed below, even before Unocal invested in the Project, Unocal was made aware -- by its own consultants and by its partners in the Project -- of this record and that the Myanmar Military might also employ forced labor and commit other human rights violations in connection with the Project. And after Unocal invested in the Project, Unocal was made aware -- by its own consultants and employees, its partners in the Project, and

human rights organizations -- of allegations that the Myanmar Military was actually committing such violations in connection with the Project.

It is widely reported that the income that the junta receives from the gas and pipeline operations of which Chevron is a part constitute a very significant portion of the military government's revenue.

Interestingly, the list of 29 nations where Chevron has "more extensive" operations differs somewhat from the list of nations that appears in the Company's most recent 10-K, which lists (page 5) 26 countries where Chevron produces oil or gas. Six nations appear on the 10-K list but not on Chevron's web site. Surprise! One of those six is Burma, despite the fact that it ranks 21st worldwide in production of oil and oil equivalents. Two other "Not Free" nations that appear in the 10-K but not on the website are the Republic of the Congo and the Democratic Republic of the Congo.

The US State Department publishes annually a report on the human rights situation in the various countries throughout the world. The most recent iteration of this annual publication was on March 6, 2007. The following excerpt from the State Department report on Chad (Freedom House score of 13), from the subsection entitled "Freedom of Speech and Press", gives the flavor of the tone of the report (the entire State Department report is available at http://www.state.gov/g/drl/rls/hrrpt/2006/78768.htm):

> The law permits the government to restrict freedom of speech and freedom of the press, and the government continued to restrict these freedoms severely and systematically. The government continued to arrest, detain, convict, and imprison citizens for expressing political opinions critical of the government and for distributing or possessing publications in which opposition opinions were expressed (see sections 1.d. and 1.e.). Security services also monitored and harassed persons believed to hold antigovernment opinions.
>
> The government continued to use force to prohibit all public speech critical of the regime by all persons, including by persons elected to parliament in 1990 and leaders of political parties. The government pursued this policy consistently with few exceptions.

The State Department report for Chad had the following summary paragraph:

> The government's poor human rights record deteriorated further during the year; security forces committed numerous serious human rights abuses. The following human rights abuses were reported: limitation of citizens' right to change their government; extrajudicial killings, torture, beatings, and rapes by security forces; impunity for human rights abuses committed by members of the security forces; politically motivated disappearances; arbitrary arrest and detention by security forces; harsh and life-threatening prison conditions and lengthy pretrial and post-sentence detention; executive interference in the judiciary and lack of judicial effectiveness; official infringement of privacy rights including illegal searches, confiscation, and wiretaps; limits on freedom of speech and the press and freedom

of assembly, including harassment and detention of journalists; widespread official corruption; violence and societal discrimination against women, including the widespread practice of female genital mutilation (FGM); child abuse; slavery; trafficking in persons; and forced labor, including the use of child soldiers and other types of forced and abusive child labor.

In Nigeria, according to ISS, "Chevron and its subsidiaries have paid local police and military forces to protect its operations. Because of these relationships with local security forces, Chevron and its subsidiaries have been accused of complicity in human rights abuses committed by these forces." According to an Amnesty International report:

> On February 4, 2005 soldiers from the Joint Task Force, government troops responsible for Chevron's security, fired on about 200 demonstrators at the [Chevron] terminal... [One person was killed and] at least 30 others were injured.... Neither Chevron nor the security forces provided adequate assistance or transport to the injured. The Nigerian Government and Chevron have also not carried out any investigation of the incident... [and Chevron] expressed no intention of taking steps to avoid similar incidents in the future.

That incident followed one in 1999 in which approximately 74 villagers from Opia either died or permanently disappeared in a military raid, and a similar incident occurred at Ikenyan a few hours later.

It was reported (see www.bicusa.org/en/Article.3437.aspx) that the World Bank had begun an investigation of a claim by twelve Nigerian communities that Chevron's operations have destroyed their communities, leading them to request the investigation.

The State Department report for China (Freedom House score of 13) had the following summary paragraph:

> Although the constitution asserts that "the state respects and preserves human rights," the government's human rights record remained poor, and in certain areas deteriorated. There were an increased number of high-profile cases involving the monitoring, harassment, detention, arrest, and imprisonment of journalists, writers, activists, and defense lawyers, many of whom were seeking to exercise their rights under law. The government tightened restrictions on freedom of speech and the press, including stricter control and censorship of the Internet. Nongovernmental organizations (NGOs), both local and international, continued to face increased scrutiny and restrictions. As in previous years, citizens did not have the right to change their government. Other serious human rights abuses included instances of extrajudicial killings; torture and coerced confessions of prisoners; and the use of forced labor, including prison labor. Legal reforms continued to stall, as the party and state exercised strict political control of courts and judges, and maintained closed trials and administrative detention. Executions often took place on the day of conviction or immediately after the denial of an appeal. A lack of due process and new restrictions on lawyers further limited

progress toward rule of law. Individuals and groups, especially those considered politically sensitive, continued to face tight restrictions on their freedom to assemble; their freedom to practice religion, including strengthened enforcement of religious affairs regulations implemented in 2005; and their freedom to travel. The government continued its coercive birth limitation policy, in some cases resulting in forced abortion and sterilization.

The State Department report for Saudi Arabia (Freedom House score of 13) had the following summary paragraph:

> The following significant human rights problems were reported: no right to peacefully change the government; infliction of severe pain by judicially sanctioned corporal punishments; beatings and other abuses; inadequate prison and detention center conditions; arbitrary arrest and detention, sometimes incommunicado; denial of fair public trials; exemption from the rule of law for some individuals and lack of judicial independence; arbitrary interference with privacy, family, home, and correspondence; and significant restriction of civil liberties--freedoms of speech and press, including the Internet; assembly; association; and movement. The government committed severe violations of religious freedom. There was a widespread perception of serious corruption and a lack of government transparency, as well as legal and societal discrimination and violence against women. Other religious, ethnic, and minority groups faced discrimination. There were strict limitations on worker rights, especially for foreign workers.

In addition to operating in many nations where human rights are barely visible, Chevron (or its predecessors) has been accused of harming the rights of indigenous peoples in nations, such as Canada and Ecuador, whose overall human rights record is good. See, for example, the shareholder proposals which were the subject of no-action letter responses to Chevron (February 28, 2006) (Ecuador) and Unocal (March 6, 1996) (Lubicon Nation in Canada).

In summary, shareholder concerns about the adequacy of Chevron's human rights policies are quite rationally based.

Last year, an identical proposal with a very similar set of Whereas paragraphs appeared on Chevron's proxy statement, as it had also in 2006. In its 2007 Statement in Opposition to that proposal, Chevron made essentially the identical argument that it is now making in its no-action letter request, namely that it has already implemented the proposal. Thus, its statement read (in its entirety):

> Your Board believes that the intent of the proposal is already being accomplished through the Company's Human Rights Statement and ongoing training, our stated support for

universal human rights as articulated in *The Chevron Way* and the Company's intention to continue to use the *Corporate Responsibility Report* to keep stockholders apprised of our efforts in this area. Therefore, your Board recommends that you vote AGAINST this proposal.

Support for universal human rights has long been, and will continue to be, a core value and an important part of the way Chevron conducts its business. Chevron adopted and published our Human Rights Statement in 2006. Grounded in *The Chevron Way*, the Statement expresses our commitment to supporting human rights for our employees and in the communities where we operate. The Statement also acknowledges our support for the ideals articulated in the Universal Declaration of Human Rights and the International Labor Organization's Declaration of Fundamental Principles and Rights at Work. These Declarations include principles that have long underpinned *The Chevron Way*, including respect for diversity and non-discrimination.

Chevron also has a training program for our employees to further enhance their understanding of human rights. The training provides an overview of key international documents and voluntary initiatives, including the Voluntary Principles on Security and Human Rights and the Global Sullivan Principles. Training began in 2006 and to-date, over 1,000 employees have completed the training, including senior managers and supervisors. The Statement and training will continue to be rolled-out across Chevron's operations over the next three years.

Although the ultimate responsibility for safeguarding human rights rests with governments, your Board believes that the Company plays an important role. To this end, Chevron works cooperatively with governments, civil society and communities wherever it operates and will continue to use our Human Rights Statement as a framework to guide our constructive engagement on human rights issues.

Your Board believes that *The Chevron Way* and our Human Rights Statement effectively articulate our long-standing support for, and continued commitment to, human rights, rendering the proposal duplicative and unnecessary. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Nevertheless, despite this argument that the Company had already implemented the proposal, the two major proxy advisory services recommended a vote in favor of the proposal. Thus, the ISS analysis stated the following as its "Conclusion":

> In this case, Chevron does have a Human Rights Statement and a code of business ethics available on the company website to convey its policies on human rights as well as additional discussion of these topics in its Corporate Responsibility Report. The Human Rights Statement underscores Chevron's support for the Universal Declaration of Human Rights and ILO Declaration of Fundamental Principles and Rights at Work; ***however we do not believe that this information substantially addresses certain key issues*** related to workplace human rights. Of note, we are concerned that this disclosure ***does not provide significant insight into implementation, performance metrics, or monitoring associated with the company's human rights policies. Such disclosure is common at companies*** operating in industries or markets that are exposed to higher levels of risk because of human rights violations, controversy and/or litigation. As such, we recommend shareholder support of this resolution. (Emphasis supplied.)

In other words, the Company had failed to convince ISS that its human rights policies were not merely "paper policies".

Similarly, Proxy Governance also recommended a vote in favor of the 2007 proposal on grounds similar to those advanced by ISS. After noting that Chevron "believes that the intent of the proposal is already being accomplished through the company's "Human Rights Statement" and ongoing training, the company's stated support for universal human rights in *The Chevron Way*, and the company's corporate responsibility report" and citing the fact that Chevron's human rights policy supports the Universal Declaration of Human Rights and the ILO's Fundamental Principles, as well as its ongoing training program (noting that "over 1000 employees have completed the training"), Proxy Governance nevertheless concluded, after noting that "Chevron continues to lag peers in demonstrating to shareholders how its policies and practices adequately address the potential risks . . . from human rights abuses":

> **Rationale/Conclusion**:
>
> PROXY *Governance* is concerned with the pace of the company's progress in fulfilling its commitment to implement a comprehensive human rights policy. In supporting this resolution, PROXY *Governance* is not requesting that the company carry out actions that it is not already committed to undertaking; rather, we continue to signal our concern that the company move forward expeditiously to implement its policy.

Apparently it was not only the proxy advisors who were unimpressed with the Company's claim that it had already done what it had been asked to do. Last year, despite the Company's having made that argument in its proxy statement, the similar

2007 proposal received almost 25% of the vote, an unusually high percentage for a "social issue". It received a similar percentage in 2006.

RULE 14a-8(i)(10)

There are two good and sufficient reasons why Chevron has failed to carry its burden of proving that it has substantially implemented the Proponents' shareholder proposal. The first follows from last year's analysis by independent third parties (ISS and Proxy Governance) that Chevron has only a paper policy which it has failed to implement. The Proponents' proposal does not request a paper policy, but rather a human rights policy that is not only "comprehensive", but also "transparent and verifiable". The Company has not made its human rights program either transparent or verifiable. Furthermore, in the fourth paragraph of the Whereas clause the Proponents note that the current Company policies "lack standard components regarding management accountability, specific goals, performance metrics, reporting and evaluation guidelines". Lacking such specifics, the Company has only a paper policy.

In short, a paper policy has failed to moot the Proponents' shareholder proposal.

The second reason that the Proponents' shareholder proposal is not subject to exclusion under Rule 14a-8(i)(10) is that its Table (pages 4-7 of its letter) does not establish what the Company claims that it establishes, namely that it has adopted policies with respect to each of the nine items there listed. If one examines with care the claim made by the Table (or by Exhibit G to its letter), the Company has failed to carry its burden of proving the applicability of that subsection of the Rule. The Company's claims rest on its assertion that its *Human Rights Statement* "includes specific Commitments to upholding accepted human rights principles . . . . Importantly, the *Statement* expressly affirms that Chevron recognizes and *adheres* to" four documents, including the Universal Declaration of Human Rights (the "UDHR"). (Emphasis supplied.) However, the *Statement* does not actually say what the Company claims that it says. Nowhere in the *Statement* does the Company say that it actually "adheres' to the UDHR. Rather, Company has said that it subscribes only to the "relevant ideas" that are contained in the UDHR. We have no way of knowing which ideas the Company deems relevant. Therefore, the fact that the UDHR covers some item does not mean that the Company has, in fact, made a commitment with respect to that item since we do not know whether Chevron deems that specific item to be "relevant". Subscribing to "relevant ideas" in a document does not constitute "adhering" to that document. Consequently, the fact that the Table on pages 4-7 states that an item is "covered" in the UDHR does not establish that the Company's *Statement* has, in fact, adopted that right and agreed to adhere to it.

Similarly, the Company states that four of the nine specific items are covered by the Voluntary Principles on Security and Human Rights (the "Voluntary Principles on Security"). However, the *Statement* adopts the Voluntary Principles on Security only in connection with that section of the *Statement* dealing with "ensuring security in our operations". We fail to see how this adoption of the Voluntary Principles on Security has any bearing whatsoever on any of the nine items, other than the single item that is itself entitled "Security of Persons". For example, Chevron claims that the Voluntary Principles on Security proves its adherence to "rights to equal opportunity and non-discriminatory treatment". However, in Exhibit G the Company's quote from the Voluntary Principles on Security makes no reference to equal opportunity or non-discrimination treatment. Similarly, the Voluntary Principles on Security are cited to support the item "rights of indigenous peoples", but the quote that appears in Exhibit G makes no reference to the rights of indigenous peoples. [If the Company believes that the "rights of indigenous peoples" is really a security or use of force problem, it is no wonder that it has had problems in Ecuador and with the Lubicon Nation in Canada.] Indeed, we believe that such attempts to stretch statements to cover what they cannot possibly cover is illustrative of the Company's approach to its human rights, which is to put meaningless words on a paper rather than actually implement a policy. Such words, especially when they are not relevant, cannot moot the Proponents' shareholder proposal. The final item that the Company claims is covered by the Voluntary Principles on Security is the Proponents' suggestion that the Company take "actions to prevent, investigate, report and mediate". Once again, the Proponents' statement is not limited to, nor even directed at, violations by third party security forces. Yet, from Exhibit G, it is abundantly clear that that is what the Voluntary Principles on Security is talking about. In contrast, the Proponents' are stating a principle that they urge should infuse the Company's entire approach to human rights. In conclusion, the Voluntary Principles on Security, as might be expected, are relevant only to the one item that actually talks about "security of persons".

In like fashion, the International Labor Organization's Declaration of Fundamental Principles and Rights at Work and the Global Sullivan Principles are specifically limited by the *Statement* to "our Employees". However, of the nine items listed by the Company on pages 4-7 of its letter, the only items that are specifically directed at the Company's own employees are the first (non-discrimination) and the third ("worker rights"). None of the remaining seven items are limited to employees, or even pertain to employees except incidentally. For example, item 4 (rights of indigenous peoples) refers not to employees but rather to the communities in which the Company operates. The quote from the Global Sullivan Principles in Exhibit G makes no reference to indigenous peoples and the Company makes no claim that the ILO's Principles do either. The situation is identical with respect to item 7 (adequate food and drinking water), where the only material supplied is a quote from the Global Sullivan Principles that does not reference either adequate food or adequate drinking water. Item 2 (security of persons) is also not covered by the documents. The Company does not even claim that the ILO's Principles cover that item and the quote from the Global Sullivan Principles in Exhibit G makes it abundantly clear that those Principles do not cover item 2.

The Company claims that both sets of principles apply to item 6 (right to development), but this claim cannot hold water. Each set of principles appears to talk about the fact that payment of adequate wages will be good for the community. The right to development is a right inhering in the community, not in the Company's employees. As for item 8, the quote in Exhibit G from the ILO's principles pertains to forced labor, child labor etc and has absolutely nothing to do with health and environmental protection. Indeed, we are at a loss to understand how Chevron could possible think the quote relevant to the topic. Although the Global Sullivan Principles do appear to cover this matter (see Exhibit G), as we noted at the top of the prior paragraph, Chevron has adopted those Principles only insofar as they pertain to their own employees, not as they pertain to the broader society. As with item 6, Chevron has, at most adopted a policy with respect to its own employees that tangentially also applies to the much broader principle that the Proponents have requested. The same is true with respect to item 5 (economic, social and cultural rights). The ILO Principles are again irrelevant as they talk of employment matters. The Global Sullivan Principles do mention the broader communities, but unfortunately, as with item 8, Chevron has adopted those principles only with respect to its own workforce and not as they apply to the broader community. Thus, even as to items 5, 6 and 8, the fact that a policy applies to some subset that is included within a much broader group does not moot a request with the policy be applied to the entire group. Finally in item 9, as previously noted, the Proponents' are stating a principle that they urge should infuse the Company's entire approach to human rights.

Additionally, there is a fatal problem with using the ILO's Principles and the Global Sullivan Principles even for items one and three. The ILO Principles are addressed to governments, not corporations (they apply to "members" of the ILO, which are governments) and thus a mere reference to them in the Statement is not sufficient to explain how the Company has adapted them for itself. A different problem exists with respect to the Global Sullivan Principles. They are rather obscure and extremely difficult for a shareholder to locate since there is no "button" on the *Statement* to go to them and they appear to be available on the Company's website only via a 1999 press release, lost in the 25 pages of citations that one comes up with if one searches Chevron's web site for the "Global Sullivan Principles". Thus, since they are not readily available to shareholders, the Company cannot claim those Principles as having satisfied any of the nine items in the Table.

In conclusion, of the nine items listed on pages 4-7 of the Company's letter, Chevron has, at the very most, adopted a policy with respect to only three (items 1 and 3 dealing with its own workforce and item 2 thru the Voluntary Principles on Security). Implementing one-third of a proposal can hardly be deemed to constitute having "substantially implemented" a proposal.

Although the Company appears to rely almost exclusively on the data presented in the Table on pages 4-7, it does supplement this argument with four additional paragraphs on pages 7-8 of its letter. The first of these paragraphs (on page 7, beginning "In addition") does not attempt to relate anything in that paragraph to the nine specific items called for by the Proponents' shareholder proposal and therefore does not supplement that argument. Rather, the Company appears to claim that the paragraph is responsive to the Whereas clause that requests such "procedural" matters as "specific goals", "performance metrics" "evaluation guidelines" etc. Whether or not these are "procedural", nothing in the quotation that the Company has inserted at this point appears to be responsive to a request for "specific goals", "performance metrics" "evaluation guidelines" etc

The next paragraph deals with the Company's training program. As noted in connection with the quotations from Proxy Governance set forth in the "Background" portion of this letter, that proxy advisor had specifically examined what was publically available in connection with the training program, and that information failed to assuage its concerns.

The next paragraph is not relevant to the Proponents' proposal.

Finally, the fourth paragraph (referring to Exhibit H) refers only to the training program and the activities of Chevron as a member of various committees. Nothing is said in that paragraph about actually implementing the Company's paper policies or adopting policies that actually cover the nine items identified by the Company as being called for by the Proponents' shareholder proposal.

In summary, despite supplying much verbiage and paper, Chevron has succeeded in establishing only that it has only a paper policy which covers but a small fraction of the Proponents' request. And that policy, in any event, remains unimplemented.

Whether a registrant has substantially implemented a shareholder proposal is essentially a fact question, and therefore citation of prior no-action letters seldom sheds mush light on the instance before the Staff. However, we do believe that one of the no-action letters cited by the Company, *V.F. Corporation* (February 13, 2004), is applicable to the present situation since, as the Company notes (page 3 of its letter), in that case although the registrant had adopted policies it had failed to implement them.

For all of the foregoing reasons, the Company has failed to overcome its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Christopher A. Butner, Esq.
Anna Bradley
All proponents
Rev David Schilling
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chevron Corporation
Incoming letter dated January 21, 2008

The proposal requests that the board adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation.

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END